U.S. SECURITIES AND EXCHANGE
COMMISSION
Washington, D.C. 20549

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FORM  10-SB

GENERAL FORM FOR REGISTRATION
OF SECURITIESOF SMALL BUSINESS
ISSUERS

Under Section 12(b) or 12(g) of the Securities
Exchange Act of 1934

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LandStar, Inc.
Name of Small Business Issuer in its Charter

State of Nevada State or Jurisdiction of
Incorporation or Organization 86-0914051
I.R.S. Employer Identification Number

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3795 Carey Road, Suite 600
Victoria, British Columbia, Canada V8Z 6T8
Address and Telephone Number of Principal
Executive Offices

(250) 475 - 6000
Issuer's Telephone Number

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Securities to be registered pursuant to Section
12(b) of the Act:

None

Securities to be registered pursuant to Section
12(g) of the Act:

Common Stock, $.001 par value
Title of Class

FORWARD LOOKING STATEMENTS
In this registration statement references to "LandStar," the "Company," "we," "us," and "our" refer to LandStar, Inc.

This Form 10-SB contains certain forward-looking statements within the meaning of the Private
Securities Litigation Reform Act of 1995. For this purpose any statements contained in this Form 10-SB that are not statements of historical fact may be deemed to be forward-looking statements. These forward-looking statements involve risks and uncertainties which could cause actual results or outcomes to differ materially from those expressed in the statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, expectations, future events or performance and underlying assumptions and other statements, which are other than statements of historical facts. The Company's expectations, beliefs and projections are expressed in good faith and are believed by the Company to have a reasonable basis, including without limitations, management's examination of historical operating trends, data contained in the Company's records and other data available from third parties, but there can be no assurance that management's expectations, beliefs or projections will result or be achieved or accomplished.

Without limiting the foregoing, words such as "may", "will," "expect," "believe," "anticipate," "estimate" or "continue" or comparable terminology are intended to identify forward- looking statements. These statements by their nature involve substantial risks and uncertainties, and actual results may differ materially depending on a variety of factors, many of which are not within the Company's control. These factors include but are not limited to economic conditions generally and in the industries in which LandStar may participate;
competition within LandStar's chosen industry, including competition from much larger competitors;
technological advances and failure by the LandStar to successfully develop business relationships.

In addition to other factors and matters discussed elsewhere in this registration statement, the following are important factors that, in the view of LandStar's management, could cause actual results to differ materially from those discussed in the forward-looking statements: the ability of the Company to efficiently and effectively operate its demonstration facility and build and operate production facilities; market acceptance of the Company's products and applications for recycled rubber technology generally; the ability of the Company to hire and retain qualified technical, operational, and sales and marketing personnel; the ability of the Company to obtain acceptable forms and amounts of financing to fund current and future operations and any acquisitions; the ability of the Company to protect its intellectual property rights in its rubber recycling technology; the success of further research and development efforts; competition from companies with greater financial, technical and other resources than the Company; and the Company's ability to locate and enter into strategic or joint venture relationships with vendors, suppliers or resellers. The Company has no obligation to update or revise these forward-looking statements to reflect the occurrence of future events or circumstances.


BUSINESS

Background and Business Development

LandStar, Inc. was incorporated as a Nevada corporation on May 4, 1998, for the purpose of purchasing, developing and reselling real property, with its principal focus on the development of raw land. From incorporation through December 31, 1998, LandStar had no business operations and was a development-stage company. LandStar did not purchase or develop any properties and subsequently determined to change its business plan and operations.
On March 31, 1999, the Company acquired approximately
98.5% of the common stock of Rebound Rubber Corp. pursuant to a share exchange agreement with Rebound Rubber Corp. and substantially all of Rebound Rubber's shareholders.
Rebound Rubber Corp. owns an exclusive North American license granted by the Guangzhou Research Institute for the Utilization of Reusable Resources, P.R. of China, pursuant to a technology for the reclamation and devulcanizing of recycled rubber. In connection with the share exchange agreement, LandStar issued 14,500,100 restricted shares of its common stock to the shareholders of Rebound Rubber in exchange for 98.5% of the outstanding shares of Rebound Rubber, and Rebound Rubber became a subsidiary of LandStar. The acquisition was treated for accounting purposes as a recapitalization of Rebound Rubber under the capital structure of LandStar, Inc. and an acquisition of the net assets of LandStar.

	Rebound Rubber Corp. was originally formed on December 13, 1996 in the Province of Alberta, Canada under the name 721097 Alberta Ltd. as a private limited liability corporation, and subsequently changed its name to Rebound Rubber Corp. on May 20, 1997. Rebound Rubber was initially formed as a corporate vehicle to acquire certain rubber recycling technology from the Guangzhou
Research Institute for the Utilization of Reusable
Resources, P.R. of China.  In early 1996, D. Elroy Fimrite,
Michael C. Pinch C.A. and Kennie Chee, principal officers and directors of Rebound Rubber met with members of the Guangzhou Research Institute and its Senior
Engineer, Li Xing-Ru. The proponents conducted a through technology review and due diligence examination of the rubber recycling technology throughout 1996 and early 1997.
This review included but was not limited to the following:
(1) review of devulcanizing testing procedures and test results; (2) observing the complete processing of used tires to crumb, the activation of the crumb and the processing of the activated modified rubber powder
("AMR") in substantial ratios with new rubber back into new tires; (3) visiting a number of manufacturing operations and observing AMR being used in a variety of new rubber products; (4) research into other claims of devulcanizing technologies to determine whether there were any other true devulcanizing processes in commercial production anywhere in the world; (5) review of proprietary rights, Chinese patents/registrations pursuant to the technology; (6) review of chemicals used in activation process pursuant to environmental and workplace hazards; and (7) review of availability and pricing of reactivation chemicals and crumb rubber supplies.

Following the due diligence process, Rebound Rubber entered into three contracts with the Guangzhou Research
Institute, as follows:

	Rebound Rubber acquired a license to the exclusive
North American rights to the AMR (30-40 mesh crumb) technology and the scrap latex reactivation technology, in exchange for a one-time license fee of $500,000.
The license is perpetual and no further fees are required.
The license also grants Rebound Rubber non-exclusive rights to establish production operations anywhere in the world.

	Rebound Rubber acquired a license to the exclusive North American rights and non-exclusive operating rights in other parts of the world to a new activation technology that uses 4-10 mesh crumb rubber and achieves a high level of devulcanization, in exchange for a one-time license fee of $400,000. The license is perpetual and no further fees are required. Rebound
Rubber also funded some research and development efforts for this technology.

	Rebound Rubber entered into an agency agreement with the Guangzhou Research Institute in which Rebound
Rubber is authorized to market the rubber recycling technologies throughout the world. These marketing rights are exclusive in North America and non-exclusive everywhere else. This agreement provides for a revenue sharing between ReboundRubber and the Guangzhou Research
Institute for licensing agreements with third parties negotiated by Rebound Rubber.

In May 1997, United Trans-Western, Inc., a Delaware corporation, acquired a majority ownership interest in Rebound Rubber and assumed responsibility for market development. United Trans-Western also conducted extensive research into tire collection, shredding and crumb production operations, product quality, crumbing methods and profitability. In conjunction with the acquisition of Rebound Rubber by United Trans-Western,
D. Elroy Fimrite and Michael C. Pinch were appointed to the board of directors of United Trans-Western, and assumed the positions of president and chief financial officer, respectively. In early 1998, United
Trans-Western disposed of its ownership interest in Rebound Rubber and entered into a joint venture agreement with Rebound Rubber, for the joint development, implementation and exploitation of the rubber recycling technology in the United States market. Subsequently, in connection with the share exchange agreement between Rebound Rubber and LandStar, on December 31, 1998 LandStar also entered into a purchase agreement with United
Trans-Western to acquire all of United Trans-Western's interest in the joint venture. The acquisition was effective March 31, 1999 and LandStar issued 8,500,000 shares of its common stock and paid $100,000 cash to United Trans-Western in the transaction.

The share exchange with Rebound Rubber and the joint venture acquisition from United Trans-Western were effective on March 31, 1999 and resulted in a change of control of LandStar and the appointment of new officers and directors of the Company. These transactions also redefined the focus of the Company on the development and exploitation of the technology to devulcanize and reactivate recycled rubber for resale as a raw material in the production of new rubber products. The
Company's business strategy is to demonstrate to potential customers that activated modified rubber powder (AMR) can be produced in substantial quantities on a consistent basis and that AMR chemical and physical properties confirm AMR as a viable rubber substitute. The Company intends to develop operational facilities that will apply the AMR technology to vulcanized crumb rubber and sell the resulting devulcanized material (and compounds using AMR) to manufacturers of rubber products. The Company has constructed and is operating a production prototype demonstration plant in Dayton, Ohio for the purpose of producing commercial quantities of AMR and demonstrating the process to potential customers.
In addition, the Dayton facility contains a lab, which will be used in the future for the development of rubber compounds using substantial quantities of AMR in combination with various plastics, natural rubber and synthetic rubbers.

LandStar's executive offices are located at 3795
Carey Road, Suite 600, Victoria, British Columbia,
Canada, V8Z 6T8 and its telephone number is (250)
475-6000 or 888-669-2300. The Company also maintains a web site at www.ldsr.com. Information accessed on or through the Company's web site does not constitute a part of this Registration Statement.

Rubber Recycling Industry

The Company believes that the market for new raw rubber or equivalent is enormous, with North America alone using over 10 billion pounds every year.
The auto industry consumes approximately 79% of new rubber and 57% of synthetic rubber. To date, recycled rubber in significant quantities has not been used as a replacement for new or synthetic rubber, largely because required properties could not be achieved.

The rubber industry has focused on the disposal of waste rubber rather than on recapturing the economic value of the resources incorporated in the waste. As a consequence, the uses for waste rubber have been of low economic value resulting in low volumes of recycling, accumulation of tire stockpiles, and an industry characterized by low profitability and business failures.
Tires are the most visible of waste rubber products; the accumulation of discarded rubber tires is increasing worldwide at an alarming rate with very few cost-effective ways of recycling the resources. Management estimates that North America alone generates approximately 300 million waste tires annually, with over half of them being added to the already huge stockpiles. It is estimated that less than 10% of waste rubber is reused in any kind of new product. Management estimates that the United States, the European Union, Eastern Europe,
Latin America, Japan and the Middle East collectively produce about one billion tires annually with estimated accumulations of three billion in Europe and six billion in North America. This provides a significant source of raw materials for a viable recycling application

In general, the rubber recycling process commences with the collection and shredding of discarded tires.
Numerous types of equipment and processes exist for the shredding, grinding and separating of tires. A shredding process reduces the rubber to a granular material with some steel and other fibers removed.
Secondary grinding reduces the granular material to a desired mesh size with all steel and other fibers removed. The resulting rubber powder is then ready for product remanufacture. However, the volume of applications that can utilize this inert material is limited to products that do not require vulcanization.

There have been significant prior attempts at recycling rubber. It is estimated that a waste tire contains approximately 75% rubber, which has been changed only about 15-20% from its original properties.
The difficulty in recycling rubber has traditionally been with devulcanizing the rubber without compromising its properties. Vulcanization is the process by which an agent, such as sulfur, is added to rubber in the manufacturing process to give the product certain required characteristics, such as strength, hardness and elasticity. Generally, the more vulcanizing agent that is used, the harder the resultant rubber product will be. Likewise, in the rubberrecycling process, devulcanization is the process by which the sulfur molecules are delinked from the rubber molecules, thereby facilitating the formation of new cross-linking structures. Two general rubber recycling processes have been developed: modified oil process and water-oil process. With each of these processes, oil and a reclaiming agent are added to the reclaimed rubber powder, treated at high temperatures and under high pressure for a long period (5-12 hours) in special equipment, and requiring strong mechanical post-processing efforts. The reclaimed rubber from these processes have changed properties and is generally not suitable for use in many products, including tire compounds. Typically, these alternative devulcanization processes have resulted in low levels of devulcanization, have failed to produce consistent quality or have been prohibitively expensive. The Company believes that its AMR process produces a new polymer with consistent properties that approach the properties of natural and synthetic rubber, with potential a significant price advantage.

The LandStar Strategy

The Company's strategy is to be a leading provider of activated modified rubber (AMR) through its proprietary processes and devulcanization and reactivation technology, and to be a recognized supplier of reusable recycled rubber for use in rubber manufacturing applications.
The Company's process is simple and facilitates the devulcanization of the rubber, while maintaining much of the rubber's original properties.

LandStar's Business

LandStar's Process -- Devulcanization and Reactivation

The reactivation technology licensed by the Company exploits the molecular characteristics of vulcanized rubber powder in conjunction with the use of an activator, a modifier and an accelerator reacting homogeneously with particle of rubber. The chemical reaction that occurs in the mixing process facilitates the delinking of the sulfur molecules thus enabling a re-enactment of the characteristics of natural or synthetic rubber. A mixture of chemical additives are added to the recycled rubber powder in a mixer for approximately five minutes, after which the powder passes through a cooling process and is then ready for packaging. The Company's reactivation process is simple, and does not release any toxins, by-products or contaminants. The Company does not require special equipment, but intends to use standard North American high intensity mixers such as those manufactured by Henschel in its reactivation process. Reactivated rubber may be compounded and processed in accordance with specific customer requirements.

To successfully market activated modified rubber
(AMR) as activated crumb or as a component part of a compound, the Company concluded that it had to demonstrate an ability to supply a consistent quality material with specific properties at a competitive price. To this end, the Company has completed a demonstration plant facility and research/quality control lab in Dayton, Ohio. This facility is totally automated and can be operated with very few personnel. Commissioning of the plant has been completed with the plant now able to perform production runs on a demonstration basis or at small commercial levels. Key technical and marketing prospective employees have been identified and will be offered operational positions as required by the Company.

AMR produced at the Dayton, Ohio facility is currently being tested by an independent lab to establish its physical and chemical properties. The properties profile and production demonstration capability facilitate commencement of marketing of AMR. During the first quarter of 2000, marketing staff will initiate direct customer contact with the numerous manufacturers that have expressed an interest in AMR. The Company anticipates that this marketing will result in orders sufficient to install one or more production facilities in 2000.

Principal Products and Markets

The initial product line of the Company will be activated modified rubber (AMR) and compounds using AMR in conjunction with natural rubber, synthetic rubber or plastics. The Company intends to sell these materials to rubber product manufacturers as a raw material for processing into rubber based manufactured goods. AMR is essentially a new polymer that has chemical and physical properties facilitatingintegration of substantial quantities of AMR as an active polymer in most rubber based products. Initially, the Company intends to target its marketing efforts to manufacturers of products that have low consumer liability and that do not have strict specifications for raw materials (i.e., that can accept small deviations in certain specifications for its rubber components). Although the largest markets for AMR are in automotive products, a market that accounts for about two thirds of demand for natural and synthetic rubber (AMR has been extensively used in new and retread tires in ratios of up to 40% of raw polymer), the Company does not intend to focus initially on this market, due to the heightened testing and safety standards to which tire manufacturers are subject. Large markets also exist in manufacture of safety supply products, advertising materials, household goods, industrial applications and sporting goods.
The Company intends to integrate an advanced version of AMR known as "RU rubber," which is activated using a larger particle size of crumb rubber, intothe AMR product line to serve the same markets after completion of commercial verification of the RU process.

Following successful commercial development of the AMR product line described above, the Company expects to develop a secondary product line based on recycled latex materials that the Company will activate to produce either thin rubber sheet or liquid latex. Additional applied research and development will be conducted on these products to establish physical and chemical characteristics and to determine market opportunities.

The Company believes that activated modified rubber powder, as a feedstock, will be a strong competitor with natural and synthetic rubber that is currently used by rubber manufacturers in the production of a variety of products. The price of natural and synthetic rubber is variable and, as a commodity, price is driven by supply and demand. The Company believes that once it successfully establishes a production facility, its price of AMR may be significantly less than the price of natural and synthetic rubber In addition, the Company intends to develop specialized compounds with unique characteristics to compete with high-priced compounds of neoprene, EPDM and similar high-end products. Development of these products will be customer driven, but the Company expects fierce competition from established suppliers seeking to retain market share in this high margin, high price sector of the rubber market. To the extent that there are other compounding facilities that supply to the rubber industry the Company will be competing with other rubber compound material suppliers. The competitive advantage in these markets will be the use of low cost AMR resulting in a price advantage to users as well as the ability to recycle the customers scrap that typically goes to landfill at the present time.

There are some current uses for recycled crumb rubber that has been treated or processed in some manner for use in low-end products. The Company does not intend to participate in this market except as a means of disposing of material that the Company does not consider of an appropriate quality for AMR production.

Marketing

LandStar (Rebound Rubber) conducted pre-marketing activities during 1998 prior to the establishment of the demonstration plant. As part of this process, Rebound
Rubber met with several manufacturers of rubber products to discuss the use of activated modified rubber (AMR) as part of the manufacturer's rubber compound. The AMR compounds were evaluated by the manufacturers with positive results and the Company received verbal expressions of interest in the Company's products. The manufacturers generally expressed their desire to observe the manufacture of AMR in North America to establish that commercially viable volumes of AMR can be produced with consistent physical and chemical properties. The Company has initiated a program under the guidance of professional rubber industry consultants to obtain independent verification of the AMR product characteristics. The Company is in the process of recruiting experienced rubber industry marketing professionals and expects to hire marketing personnel in early 2000. The Company has attended numerous industry events over the past three years, and has a developed an extensive contact list of interested potential customers. The Company intends to produce sample materials that,in conjunction with chemical and physical property profiles that are independently verified, will be used by the marketing team to solicit sales orders from the intended customers.

Distribution

The Company's activation process currently focuses on crumb rubber (40-80 mesh) with the output being activated crumb rubber. This material can be bagged and sold as is or compounded with natural or synthetic rubber and plastics. Packaging will include bagging in 50# bags or in super sacks, or the material (and compounds thereof) can be sheeted or pellitized. The Company intends to enter into strategic relationships or agency agreements to establish a marketing group, and intends to sell its products directly to manufacturers capable of ordering large quantities under long-term supply contracts.

Competition

The rubber industry has been researching the devulcanization of rubber for many years. The process of devulcanization is "the treatment of rubber granulate with heat and /or softening agents to return its elastic qualities to enable the rubber to be reused". We are aware of several processes that have met with varying degrees of success at thelaboratory level but are less successful at commercial production levels. Also, different processes result in different levels of devulcanization, for example the use of a very fine granulate and a process which results in surface devulcanization will yield a product with some of the desired qualities of rubber. Typically, alternative devulcanization processes have resulted in low levels of devulcanization, have failed to produce consistent quality or have been prohibitively expensive. The Company believes that its AMR process produces a new polymer with consistent properties that approach the properties of natural and synthetic rubber, with potential a significant price advantage.

There are currently no direct competitors of the Company, as the technology licensed to the Company is unique.
However, otherparticipants in both the natural rubber and synthetic rubber areas may be considered competitors. The
Company is aware of several development stages and established enterprises, including prominent manufacturers such as The
Goodyear Tire and Rubber Company, which are exploring the field of rubber recycling or are actively conducting research in this area.

Raw Materials

The Company's AMR process requires that there be an adequate supply of rubber for recycling. The Company believes that there is an abundance of raw material in the form of used tires, factory scrap and inventories of partially processed crumb rubber for supply of crumb rubber to make AMR. Management estimates that North America generates approximately 300 million used tires per year and billions more are stockpiled throughout the world. Numerous existing shredding and crumbing operations with excess unused production capacity are available to supply crumb rubber for reactivation. In addition, the Company intends to become actively involved in this sector of the business by acquiring subsidiaries or forming strategic partnerships with processors of tire crumb to supply the Company with its raw materials.

Customers

The Company has no operations to date and has not sold any product to any customers. However, the Company's pre-market research efforts has indicated significant expressions of interest from manufacturers of various rubber products for the Company's technology and products.
Activated modified rubber (AMR) is an alternative feedstock that can be used in various compounds depending on the product being manufactured and can replace natural or synthetic rubber in varying percentages. The Company believe that there are potential significant cost savings from the use of AMR in rubber manufacturing processes.
The Company believes that the versatility of activated modified rubber allows most manufacturers of rubber products to use AMR as a raw material, and expects to offer its products to a broad range of potential customers.

Research and Development Activities

The AMR technology licensed by the Company has been in commercial production for over five years in Asia through the Guangzhou Research Institute. Accordingly, the Company believes that its AMR technology is operationally complete and the Company intends to initiate production without substantial further research and development efforts. This initial production will apply standard chemical formulation of the AMR process to whole tire crumb rubber to produce standard AMR. Standard AMR has a myriad of applications and markets which the Company intends to explore.

The Company does not intend to restrict its business activity to the standard AMR market and intends to conduct research and development activities to enhance its array of products and applicable markets through its applied research and development lab at the Company's demonstration facility in Dayton, Ohio. The Company intends to do extensive applied research and development pursuant to the development of new products incorporating AMR in polymer compounds. This research will focus on three primary areas: reactivation formula modification, compound development and processing formulas:

	Reactivation Formula Modification: The Company at inception will base all production on whole tire crumb rubber. The Company will develop streaming methods to isolate types of rubber waste by similar rubber type such as separating bead rubber and sidewall rubber from tread materiel. The Company will research activation formula modifications to improve the characteristics of AMR produced from each type of waste rubber.

	Compound Development: Many manufacturers use raw materials that are compounds of various types of natural and synthetic rubber and plastics. The Company will conduct an ongoing research program to develop a matrix of compounds reflecting various physical and chemical properties.

	Processing Formulas: The introduction of AMR as a substitute for virgin material affects the proportions of other additives and vulcanizing agents. The Company will research the alterations to processing formulas necessary for manufacturers to use AMR and AMR based compounds.

The Company's initial research and development efforts will focus on development of compounds and manufacturing formulations using AMR. Generally, rubber product manufacturers process raw materials according to different formulations of polymers, fillers and extenders, processing agents, additives such as anti-oxidants, and vulcanizing agents in a specified combination of time, temperature and pressure. Often the polymer component will include premixed compounds of several polymers that are supplied by external suppliers. The Company intends to develop premixed compounds with suitable physical and chemical characteristics to facilitate substitution of AMR-based compounds in these formulations.
Due to that AMR retains the fillers, extenders, additives and vulcanizing agents that are resident in the crumb rubber, the "formula" used by the manufacturer will change when an AMR-compound is used. The Company intends to develop amended formulations for customers, determining the reductions in the additives and agents and amending the time, temperature and pressure parameters. The Company believes that each such compound and processing formula will constitute a new product and will open a potentially new market segment.

During the first nine months of 1999, the Company spent approximately $30,000 on research and development efforts and anticipates expending approximately an additional $300,000 during 2000. Research and development efforts will focus on improving, refining and testing the Company's technology and expansion of the product range using AMR.

Intellectual Property and Other Proprietary Rights

The Company relies on a combination of patent registration in the Peoples Republic of China, strict secrecy of the formula, confidentiality procedures and contractual provisions to protect its proprietary rights. The Company also believes that factors such as the technological and creative skills of its personnel, new product developments, frequent product enhancements, name recognition and reliable product maintenance are essential to establishing and maintaining a technological leadership position. There can be no assurance that others will not develop technologies and products that are similar or superior to the Company's technology. Despite the Company's efforts to protect its proprietary rights, unauthorized parties may attempt to copy aspects of the Company's products or to obtain and use information that the Company regards as proprietary. There can be no assurance that the Company's means of protecting itsproprietary rights in the United
States or abroad will be adequate or that competition will not independently develop similar technology.

The Company is not aware that it is infringing on any proprietary rights of third parties. There can be no assurance that third parties will not claim infringement by the Company of their intellectual property rights.
The Company expects that product developers will increasingly be subject to infringement claims as the number of products and competitors in the Company's industry segment grows and the functionality of products in different industry segments overlaps. Any such claims, with or without merit, could be time consuming to defend, result in costly litigation, divert management's attention and resources, cause product shipment delays, or require the Company to enter into royalty or licensing agreements.
Such royalty or licensing agreements, if required, may not be available on terms acceptable to the Company, if at all.
In the event of a successful claim of product infringement against the Company and failure orinability of the Company to license the infringed or similar technology, the Company's business, operating results and financial condition would be materially and adversely affected.

Government Regulations

Government approval is not required for use of AMR in manufactured goods except to the extent that particular manufactured goods may be subject to requirements for government approval. Through the Company's market development activities to date, it is not aware of any applicable governmental requirements for manufacturers that the Company is currently targeting. In addition, initially the Company doesnot intend to target selling efforts of its AMR product to tire manufacturers, which manufacturing process is subject to strict safety standards and government regulation.
Although AMR has been used in the manufacture of new tires outside of North America, it is expected that significant testing by tire manufacturers will be required before it is used in North America for this purpose. At that time, all necessary safety standards and related regulations will have to be met.

Environmental Compliance

The Company has constructed its Dayton, Ohio facility as a prototype for a full size production plant. This development process has included addressing all applicable environmental regulations and requirements. The Company has developed material safety data sheets for all materials related to the process and the Company believes that it is in compliance with all federal, state and local environmental laws and regulations. The AMR process does not produce any residual solid waste as all components of the manufacturing process remain in the AMR. Gases that are emitted in the process have been tested and demonstrated to be organic in nature and are controlled by standard filtering and venting systems.

Employees

As of December 28, 1999, we had a total of six full-time employees, of which four were in management positions and two were in administration. From inception of the Company through the present time, the Company has hired operational, engineering, construction and marketing personnel on a consulting basis. The future success of the Company depends in significant part upon the continued service of its key management personnel and its ability to attract and retain highly qualified technical and marketing personnel. Competition for highly qualified personnel is intense and there can be no assurance that we will be able to retain its key managerial and technical employees or that it will be able to attract and retain additional highly qualified technical and managerial personnel in the future. The Company is currently interviewing potential management, marketing and technical personnel for positions in the Company's Dayton, Ohio facility and expects to hire up to 15 full-time or part-time employees during the first quarter of 2000.

Reports to Security Holders

Following the effective date of this registration statement, the Company will be required to comply with the reporting requirements of the Securities
Exchange Act of 1934, as amended (the "Exchange Act").
The Company will file annual, quarterly and other reports with the Securities and Exchange Commission, and will also be subject to the proxy solicitation requirements of the Exchange Act and, accordingly, will furnish an annual report with audited financial statements to our stockholders.

Available Information

Copies of this registration statement may be inspected, without charge, at the SEC's Public Reference
Room at 450 Fifth Street N.W., Washington D.C. 20549 and at the Northeast Regional offices of the SEC located at 7 World Trade Center, Suite 1300, New York, New York 10048.
The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0300. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov.

PLAN OF OPERATIONS

The following discussion contains forward-looking statements regarding the Company, its business, prospects and results of operations that are subject to risks and uncertainties posed by many factors and events that could cause the Company's actual business, prospects and results of operations to differ materially from those that may be anticipated by such forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed herein as well as those discussed under the caption "Business" as well as those discussed elsewhere in this Registration Statement. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this Registration Statement. The Company undertakes no obligation to revise any forward-looking statements in order to reflect events or circumstances that may subsequently arise. Readers are urged to carefully review and consider the various disclosures made by the Company in this Registration Statement that attempt to advise interested parties of the risks and factors that may affect the Company's business.

General

On March 31, 1999, the Company acquired approximately 98.5% of the common stock of Rebound Rubber Corp. The acquisition was treated for accounting purposes as a recapitalization of Rebound Rubber under the capital structure of LandStar, Inc. and an acquisition of the net assets of LandStar. Through September 30, 1999, the Company has had no revenues from operations and is considered a development stage company and had a net loss for the nine months ended
September 30, 1999 of approximately $2,328,000.
This Plan of Operations should beread in conjunction with "Business" and "Financial Statements" contained within this registration statement on Form 10-SB.

Operations

Since inception, the Company has devoted substantially all of its efforts to commercial development of its rights to certain proprietary rubber devulcanization and reactivation technology. During 1999, the Company finished construction and began limited operations of its demonstration facility in Dayton, Ohio and has engaged in discussions with representatives of several rubber product manufacturers.
The Company has the capacity for small-scale production at its Dayton, Ohio facility but does not anticipate production of other than demonstration volumes at this facility. During the fiscal year ended December 31, 2000, the Company anticipatesincreasing operations at the Dayton, Ohio facility to increase production and to demonstrate results of the rubber devulcanization technology and the AMR product. The Company anticipates building at least one full-scale production facility during 2000, having a minimum production capacity of 50 tons per day of output, and is currently exploring possible locations for construction of the production facility. The Company estimates that the cost for construction of a production facility to range between $1.5 million and $2.5 million.

As of September 30, 1999, the Company had a cumulative net loss of approximately $3,077,000. The Company expects that losses from operations will continue for the foreseeable future. The Company expects that operating losses will continue until such time as product sales generate sufficient revenues to fund its continuing operations, as to which there can be no assurance. The Company currently anticipates that revenues from sales will not occur until at least the third quarter of 2000.

The Company's ability to achieve profitability will depend, in part, on its ability to successfully demonstrate its technology and to consistently produce high-quality
AMR product with characteristics required by its customers, and to develop the capacity to manufacture and market its products on a wide scale. There is no assurance that the Company will be able to successfully make the transition to a full-scale production facility and to marketing products on a broad basis. While attempting to make this transition, theCompany will be subject to all risks inherent in a growing venture, including the need to produce reliable and consistent products and to develop marketing expertise and an effective sales force. In the event that the market for the Company's product does not develop as anticipated, or the market is slow to or does not accept the Company's product as a viable alternative to natural or synthetic rubber, the Company's business,financial condition and results of operations would be adversely affected.

Capital Expenditures. The Company's capital requirements for the 2000 fiscal year will depend on numerous factors, including the costs of hiring new employees and related occupancy costs, sales and marketing efforts, capital expenditures, professional costs associated with being an Exchange Act reporting company, the terms of any new collaborative, licensing or strategic relationships that the Company may establish, and developments and changes arising from the Company's continuing research.

The Company's AMR process uses standard equipment available from multiple suppliers to the rubber industry. Management believes that much of this equipment is available as used equipment. The Company expects to build a full production plant in 2000 that will require acquisition of high intensity mixers, hoppers, conveyors, coolers pneumatic and DDC control systems and ancillary materials handling equipment.
The Company will also be acquiring extensive lab equipment including tensile testers, rheometers, lab mixers and related supplies. The Company will also acquire administrative and lab computer equipment and furnishings.

To date, the Company's operations have been funded from equity and debt financing and management anticipates that additional equity and/or debt financing will be necessary to fund operations during the 2000 fiscal year.
The Company believes that it will be successful in locating sufficient financing to fund operations through 2000.
However, there can be no assurances that the Company will be successful in finding debt or equity financing on terms acceptable to the Company, or at all.

Research and Development. For the 2000 fiscal year, the Company intends to continue its research and development activities, focusing on the three primary areas as discussed above in "Business": reactivation formula modification, compound development and processing formulas. The Company does not intend to place an emphasis on research and development activities, but believes that it is important to continue to its efforts in this area to develop additional products and open new markets for the Company.

Employees. The Company intends to hire a full complement of sales and marketing personnel and operating and lab personnel for its Dayton, Ohio facility in early 2000. Currently, management expects that a minimum of six employees and up to 15 employees will be hired. During the last quarter of fiscal 1999, theCompany has been actively engaged in recruiting qualified key personnel. There is no assurance that the Company will be successful in locating, hiring or retaining qualified personnel in any or all of these areas. In the event that the Company cannot hire employees on its current projected time schedule, or at all, the Company's plan of operations and financial results will be materially and adversely affected.

Year 2000 Compliance

The Company has commenced a review of its internal information and operational systems.
Management believes that the Company's demonstration facility in Dayton, Ohio is substantially Year 2000 compliant. The facility was just completed in early fall
1999 and the Company believes that all internal components and systems were built to be Year 2000 compliant. The
Company further believes that costs related to the Year
2000 issue will be insignificant because the Company's systems have been designed to be Year 2000 complaint.
The Company has not yet completed a thorough check of its internal systems. Management believes that any non-compliant systems that may arise may be modified or replaced at an insignificant cost. The Company currently has very limited operations. As a result, management believes that any Year 2000 failures will have an insignificant effect on the Company's current operations, although problems could seriously delay or limit the Company's plan of operations and development in 2000.
Although the Company does not anticipate any material adverse effects, the Company cannot guarantee that no disruptions will occur if any of its actual or potential suppliers, vendors or customers experience Year 2000 problems.

To date, the Company is unaware of any situation of noncompliance that would materially adversely affect its operations or financial condition. There can be no assurance, however, that instances of noncompliance which could have a material adverse effect on the Company's operations or financial condition have been identified. Additionally, there can be no assurance that the systems of other companies with which the Company transacts business will be corrected on a timely basis, or that failure by such third party entities to correct a Year
2000 problem, or a correction which is incompatible with the Company's information systems, would not have a material adverse effect on the Company's operations or financial condition.


DESCRIPTION OF PROPERTY

The Company leases approximately 3,330 square feet of office space in the LandStar Building, Victoria, British Columbia, Canada where the corporate head office is located. The lease agreement is with Carey
Holdings Ltd., a company in which Mr. D. E. Fimrite, president and director of LandStar, has a financial interest. See "Certain Relationships and Related
Transactions" below. The Company recently entered into a new lease agreement, effective January 1, 2000, for a term of five years through December 31, 2004, at a monthly lease rate of $4,163 plus applicable additional rent for common costs. The buildingis a multi-tenant facility and the rental rate is equivalent to rental rates paid by other tenants within the facility for comparable space.

The Company also leases its demonstration plant and laboratory facility, which contains approximately 12,800 square feet of office and manufacturing space, in Dayton, Ohio. This facility is leased until April 2000 for a monthly rent of $4,267 plus common and direct costs applicable to the space leased.



SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
OWNERS AND MANAGEMENT

The following table sets forth as of December 28, 1999, the name and the number of shares of Company common stock, $.001 par value per share, held of record or beneficially by the following persons: (1) each director of the Company; (2) the Company's Chief Executive Officer;
(3) all directors and executive officers of the Company as a group; and (4) each person who is known by the Company to beneficially own more than 5% of the common stock.
Except as otherwise noted, the address of each such person is c/o LandStar, Inc. Suite 600 - 3795 Carey Road, Victoria, British Columbia, Canada, V8Z 6T8.



Shares of Common Stock Beneficially Owned (1)
Beneficial Owner 	Number Of Shares	Percent of Total (2)
-----------------	-----------------	-----------------
D. Elroy Fimrite (3)	7,600,100	20.6%

Michael C. Pinch (4)	600,000	1.6

Dr. Ian Hadfield (5)	515,000	1.4

Philip Pimlott   (6)	235,000	*

Scott B. Randolph		 --		--

United Trans-
Western Inc. 	(7)	8,500,000	23.1

Kentucky Financial
Inc. 			(8)	5,600,100	15.2

Kui Lim Lu 		(9)	3,000,000	 8.2
85 English Bluff Road,
Delta
British Columbia,
Canada
V4M 2M4

All executive
officers and
directors as a
group
(six persons) 	(10)	 9,072,100	24.6%

*	Less than 1%


(1)	This table is based on information supplied
by executive officers, directors and shareholders.
Subject to applicable community property laws, each
shareholder named in the table has sole voting
and investment power with respect to the shares set
forth opposite such shareholder's name.
(2)	Based on 36,816,116 shares of common stock
issued and outstanding as of December 28, 1999.
(3)	Includes 5,600,100 shares of common stock held
of record by Kentucky Financial, Inc., a company owned
by members of Mr. Fimrite's family and for which Mr.
Fimrite serves as an officer and director; Mr. Fimrite
disclaims beneficial ownership over all of such shares
except to the extent of his pecuniary interest therein.
The amount beneficially owned by Mr. Fimrite does not
include 8,500,000 shares held by United Trans-Western,
Inc., a public company for which Mr. Fimrite formerly
served as an officer and director.  All of the shares
beneficially owned by Mr. Fimrite are subject to the
terms of a voluntary pooling agreement, pursuant to
which he has agreed to certain transfer restrictions on
the shares over a two-year period following closing of the
acquisition of Rebound Rubber on March 31, 1999.  See
"Certain Relationships and Related Transactions."
(4)	The amount beneficially owned by Mr. Pinch does
not include 8,500,000 shares held by United Trans-Western,
Inc., a public company for which Mr. Pinch serves as an
officer and director.  All of the shares beneficially
owned by Mr. Pinch are subject to the terms of a voluntary
pooling agreement, pursuant to which he has agreed to
certain transfer restrictions on the shares over a two-year
period following closing of the acquisition of Rebound
Rubber on March 31, 1999.  See "Certain Relationships and
Related Transactions."
(5)	Of the shares beneficially owned by Dr. Hadfield,
480,000 shares are subject to the terms of a voluntary
pooling agreement, pursuant to which he has agreed to
certain transfer restrictions on the shares over a two-year
period following closing of the acquisition of Rebound
Rubber on March 31, 1999.  See "Certain Relationships and
Related Transactions."
(6)	Includes 35,000 shares of common stock held of
record by Five Star Systems, Ltd., a company for
which Mr. Pimlott serves as an officer, director and
shareholder; Mr. Pimlott disclaims beneficial
ownership over all of such shares except to the extent of
his pecuniary interest therein.  Of the shares beneficially
owned by Mr. Pimlott, 140,000 shares are subject to the
terms of a voluntary pooling agreement, pursuant to which
he has agreed to certain transfer restrictions on the
shares over a two-year period following closing of the
acquisition of Rebound Rubber on March 31, 1999.  See
"Certain Relationships and Related Transactions."
(7)	The shares beneficially owned by United Trans-
Western, Inc. were issued in connection with the
acquisition by LandStar in March 1999 of United Trans-
Western's joint venture rights to the rubber
devulcanization technology, and are subject to the
terms of a voluntary pooling agreement, pursuant to
which the holder has agreed to certain transfer
restrictions on the shares over a two-year period
following closing of the acquisition on March 31, 1999.
See "Certain Relationships and Related Transactions."
Mr. Pinch is an officer and director of United Trans-
Western, Inc., and Mr. Fimrite is a former officer
and director.
(8)	All of the shares beneficially owned by Kentucky
Financial Inc. are subject to the terms of a voluntary
pooling agreement, pursuant to which the holder has
agreed to certain transfer restrictions on the shares
over a two-year period following closing of the
acquisition of Rebound Rubber on March 31, 1999.
Mr. Fimrite serves as president and director of Kentucky
Financial Inc.  See "Certain Relationships and Related
Transactions."
(9)	All of the shares beneficially owned by Dr. Lu
are subject to the terms of a voluntary pooling agreement,
pursuant to which he has agreed to certain
transfer restrictions on the shares over a two-year
period following closing of
the acquisition of Rebound Rubber on March 31, 1999.
(10)	Consists of Messrs. Fimrite, Pinch, Hadfield,
Pimlott, Randolph and Terry Karpiuk.
See "Directors and Executive Officers."


DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth the names and ages of the current directors and executive officers of the Company and the principal offices and positions with the Company held by each person. The Company's Board of Directors currently consists of five directors, each of whom serves a term of one year until the next annual meeting of shareholders and until the election and qualification of his successor, or his death, resignation or removal. The executive officers of the Company are appointed by the Board of Directors and serve until the appointment and qualification of their successors and until their death, resignation or removal.
There are no family relationships between any of the directors and executive officers. There is no voting agreement or other agreements by which any director is to be elected as a director. There are no arrangements or understandings between any director or executive officer and any other person pursuant to which any person was selected as director or executive officer.

Name			Age		Position
------		-----		---------
D. Elroy Fimrite	 50	President, Chief Executive Officer
				and Director
Michael C. Pinch	 54	Chief Financial Officer,
				Secretary and Director
Philip Pimlott	 51	Vice President and Director
Terry Karpiuk	 49	Vice-President, Corporate Relations
Dr. Ian Hadfield	 55	Director
Scott B. Randolph	 46	Director


Set forth below is biographical information for the directors and executive officers:

Directors

D. Elroy Fimrite, age 50, has served as President and Chief Executive Officer and a Director of the Company since January 29, 1999. Mr. Fimrite has served as a director of Rebound Rubber Corp., a wholly-owned subsidiary of the Company, since March 1996 and currently serves as its President. Mr. Fimrite is a professional accountant with a business degree and 26 years of diverse business experience including auditing, controller, treasury, commercial real estate development and general management. He has been a self-employed owner and operator of a group of private companies since 1983 and has been involved with public companies since 1993. In the past five years, he has served as a director and officer of nine private and family companiesthat are involved in real estate management and development. Since January 1996, Mr.
Fimrite has served as president and director of Kentucky
Financial Inc., a private company that provides management and financial services to the Company
(see " Certain Relationships and Related Transactions").
 Mr. Fimrite served as a director of Renco Rescouces Inc., a public company based in Calgary, Alberta (from August
1995 to October 1997), as an officer and director of Trellis TechnologyCorp., a British Columbia public company
(from April 1994 to February 1996), and as an officer and director of United Trans-Western, Inc., a Delaware public company (from May 1997 to June 1999).

Michael C. Pinch, C.A., age 54, been a Director of the Company since January 29, 1999 and has served in various executive positions in the Company since that date, currently serving as its Chief Financial Officer and Secretary. Mr. Pinch has served as a director of Rebound Rubber Corp., a wholly-owned subsidiary of the Company, since June 1997 and currently also serves as its Chief Financial Officer and Secretary. Mr. Pinch obtained his professional accounting designation in 1970 and has been a self-employed practitioner and consultant since 1976. Since June 1982, Mr. Pinch has served as the sole owner, officer and director of Shina Investments Ltd., a personal private company that provides management services to the Company (see " Certain Relationships and Related Transactions"). He currently serves as president, chief executive officer and a director of United Trans-Western, Inc., a Delaware public company (since November 1997), and has also acted as a director and officer of Vescan Equities Inc. (from March 1996 to January 1997) and Trellis Technology Corp. (from June 1996 to November 1998), two British Columbia public companies. During the periods served as director and officer of the above companies, Mr. Pinch was active in accounting and administration.

Philip Pimlott, age 51, was recently appointed to the Board of Directors and as a Vice President of the Company in November 1999. From August 1989 to
November 1999, Mr. Pimlott served as a partner and a co-owner of Syscom Consulting Inc., a company located in Victoria, British Columbia providing computer systems support. He has been active in that business for the past ten years and has broad management experience.

Dr. Ian Hadfield, age 55, was recently appointed to the Board of Directors of the Company in November 1999.
Dr. Hadfield has practiced periodontal dentistry since
September 1970 in Victoria, British Columbia. He is currently President of Dr. K Ian Hadfield, Inc. which is the professional corporation in which the dental practice is operated.

Scott B. Randolph, age 46, was recently appointed to the Board of Directors of the Company in November 1999.
Mr. Randolph also currently serves as Vice-President of Consulting Services for Oil and Gas Consultants, Inc. in
Tulsa Oklahoma and has been in that position since
November 1994. Mr. Randolph has served as a director of United Trans-Western, Inc., a Delaware public company, since May 1997.

Executive Officers

In addition to Messrs. Fimrite, Pinch and Pimlott, the Company's executive officers are as follows:

Terry Karpiuk, age 49, was recently appointed to as the Company's Vice President of Corporate
Relations in October 1999. Prior to such time, Mr. Karpiuk served as an agent for London Life, an insurance company, from September 1993 through September 1998.

Information Regarding the Board of Directors

During 1999, the Company's Board of Directors met or took action by written consent four times.
Meetings were conducted by telephone and fax and documented by consent resolutions signed by all directors as physical distance restricted attendance at formal meetings for all directors. The Company does not currently have an audit committee or a compensation committee, although it intends to establish both an audit committee and a compensation committee during the 2000 fiscal year.

Compensation of Directors

During 1999, Company directors were not compensated for their service on the Company's Board of Directors.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth all compensation paid to or earned by the Company's Chief Executive
Officer for the fiscal year ended December 31, 1998.
No executive officer of the Company received compensation in salary and bonus in excess of $100,000 during 1998.

Name and Principal Position 	Year	  Annual Compensation
							Salary
---------------------------	-----	  -------------------
D. Elroy Fimrite
Chief Executive Officer,
President, Director		1998		$90,000 (1)


(1)	The Company is obligated under a Management Services
Agreement entered into by Rebound Rubber Corp. with Kentucky Financial Inc., pursuant to which the Company pays Kentucky Financial a monthly fee of $11,625 (CDN) (representing approximately $7,500 (US) per month or $90,000 (US) annually based on current exchange rates) in exchange for Mr. Fimrite's services as Chief Executive Officer and for other management services. See "Certain Relationships and Related Transactions."

Employment Contracts and Termination of Employment and Change in Control Arrangements

The Company is obligated under a management services agreement entered into by Rebound Rubber Corp. with Kentucky Financial Inc., a corporation owned by members of Mr. Fimrite's family and for which Mr. Fimrite serves as president and director. Under this agreement, Kentucky Financial provides management services to the Company and it's subsidiaries at a rate of $11,625 (CDN) per month (representing approximately $7,500 (US) per month or $90,000
(US) annually based on current exchange rates). The management services include supplying the Company with a full-time Chief Executive Officer, who is currently Mr. Fimrite. This agreement terminates on December 31, 1999. The Company anticipates renegotiating the agreement in early 2000, subject to the approval of the Company's board of directors or its compensation committee. See "Certain Relationships and Related Transactions."

The Company is obligated under a management services agreement entered into by Rebound Rubber Corp. with Shina Investments Ltd., a corporation owned by Mr. Pinch.
Under this agreement, Shina Investments provides management services to the Company and it's subsidiaries at a rate of $7,750 (CDN) per month (representing approximately $5,000
(US) per month or $60,000 (US) annually based on current exchange rates) The management services include supplying the Company with a full-time Chief Financial Officer, who is currently Mr. Pinch. This agreement terminates on December 31, 1999. The Company anticipates renegotiating the agreement in early 2000, subject to the approval of the Company's board of directors or its compensation committee. See "Certain Relationships and Related
Transactions."

On March 31, 1999, the Company closed on the transactions contemplated by the share exchange agreement with Rebound Rubber Corp., resulting in the issuance of 14,500,100 shares of Company common stock to substantially all of the former shareholders of Rebound Rubber Corp. See "Certain Relationships and
Related Transactions." The issuance of 14,500,100 shares of Company common stock in the share exchange represented approximately 87% of the Company's issued and outstanding shares outstanding immediately following the transaction, resulting in a change of control of the Company.


CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

On December 28, 1998, the Company entered into a share exchange agreement with Rebound Rubber Corp.
and substantially all of the shareholders of Rebound
Rubber Corp. This agreement provided for the issuance of 14,500,100 shares of Company common stock in exchange for substantially all of the issued and outstanding shares of Rebound Rubber Corp., at a deemed value of $.25 per share or a total purchase price of $3,681,025. The acquisition was effective on March 31, 1999.

On December 28, 1998, the Company entered into a purchase agreement with United Trans-Western, Inc.
to acquire certain joint venture rights held by United Trans-Western, Inc. under a joint venture agreement between it and Rebound Rubber Corp. relating to rubber recycling technology. On March 31, 1999, effective upon the share exchange with Rebound Rubber, the Company closed on the transaction with United Trans-Western, Inc. and issued 8,500,000 share of common stock (valued at $.25 per share) and paid $100,000 cash. United Trans-Western, Inc. further agreed that all shares would be subject to transfer restrictions pursuant to a two-year voluntary pooling agreement (in addition to any restrictions imposed by law). Mr. Pinch, the Company's Chief Financial Officer, serves as an officer and director of United Trans-Western, Inc., and Mr. Fimrite, the Company's
Chief Executive Officer, is a former officer and director.

On December 28, 1998, in connection with the share exchange agreement, the shareholders of Rebound Rubber Corp. who received shares of Company common stock also entered into a voluntary pooling agreement. Under the voluntary pooling agreement, each shareholder agreed to certain restrictions on the transfer of their shares (in addition to any transfer restrictions imposed on them by applicable law) for a period of 18 months following March 31, 1999, the date on which the share exchange became effective. Under the voluntary pooling agreement, each shareholder's shares are to be released from the transfer restrictions at the following rate: 10% released six months after the closing on March 31, 1999; an additional 15% to be released nine months after the closing on March 31, 1999;
an additional 20% to be released 12 months after the closing on March 31, 1999; an additional 25% to be released 15 months after the closing on March 31, 1999; and the remainder to be released 18 months after the closing on March 31, 1999. In addition, certain affiliates of Rebound Rubber Corp. and United Trans-Western Inc. orally agreed to be bound by a further voluntary pooling agreement, pursuant to which each holder agreed to additional transfer restrictions on their shares for a period of two years through March 31, 2001.

The Company, and its predecessor-in-interest Rebound
Rubber Corp., have previously received funding from Kentucky Financial, Inc., a corporation owned by members of Mr.
Fimrite's family and for which Mr. Fimrite serves as an officer and director. On September 15, 1998, Kentucky Financial, Inc. entered into a standby financing agreement with Rebound Rubber Corp. pursuant to which Kentucky
Financial, Inc. provided interim financing to Rebound Rubber Corp. in the amount of $300,000, evidenced by a convertible debenture. In consideration for the financing, Rebound Rubber Corp. paid to Kentucky Financial, Inc. a fee of $15,000, representing five percent of the financing amount. The convertible debenture had a term of one year and was convertible into units (each unit consisting of one share of common stock and one stock purchase warrant to purchase an additional share of common stock) at thefollowing rates: if converted prior to September 30, 1999, a conversion rate of $.10 per share for a maximum of 3,000,000 shares plus 3,000,000 warrants with an exercise price of $.10 per share; if converted after September 20, 1999 and prior to September 30, 2001, a conversion rate of $.20 per share for a maximum of 1,500,000 shares plus 1,500,000 warrants with an exercise price of $.20 per share;
and if converted after September 20, 2001 and prior to September 30, 2003, a conversion rate of $.30 per share for a maximum of 1,000,000 shares plus 1,000,000 warrants with an exercise price of $.30 per share. As a result of the share exchange with Rebound Rubber Corp. in March 1999, the Company assumed Rebound Rubber Corp.'s obligations under the convertible debenture. Subsequently, in September 1999 the holders of the convertible debentures converted the outstanding principalinto 3,000,000 shares of Company common stock at a conversion rate of $.10 per share and exercised in full their stock purchase warrants for an additional .3,000,000 shares of Company common stock at an exercise price of $.10 per share.

The Company leases approximately 3,330 square feet of office space in the LandStar Building, Victoria, British
Columbia, Canada where the corporate head office is
 located.  The lease agreement is with Carey Holdings
Ltd., a company in which Mr. D. E. Fimrite, president and director of LandStar, has a financial interest. The
Company recently entered into a new lease agreement, effective January 1, 2000, for a term of five years through December 31, 2004, at a monthly lease rate of $4,163 plus applicable additional rent for common costs.
The building is a multi-tenant facility and the rental rate is equivalent to rental rates paid by other tenants within the facility for comparable space. The Company believes that the terms of its office lease are at least as favorable as those the Company could obtain from an independent third party.

The Company is obligated under a management services agreement, dated April 1, 1998, as amended January 4, 1999, entered into by Rebound Rubber Corp. with Kentucky
Financial Inc., a corporation owned by members of Mr. Fimrite's family and for which Mr. Fimrite serves as an officer and director. Under this agreement, Kentucky Financial provides management services to the Company and it's subsidiaries at a rate of $11,625 (CDN) per month (representing approximately $7,500 (US) per month or $90,000
(US) annually based current exchange rates). The management services include supplying the Company with a full-time Chief Executive Officer, who is currently Mr. Fimrite.
This agreement terminates on December 31, 1999.  The
Company anticipates renegotiating the agreement in early 2000, subject to the approval of the Company's board of directors or its compensation committee.

The Company is obligated under a management services agreement, dated April 1, 1998, as amended January 4, 1999, entered into by Rebound Rubber Corp. with Shina Investments Ltd., a corporation owned by Mr. Pinch. Under this agreement, Shina Investments provides management services to the Company and it's subsidiaries at a rate of $7,750 (CDN) per month (representing approximately $5,000 (US) per month or $60,000
(US) annually based current exchange rates).. The management services include supplying the Company with a full-time Chief Financial Officer, who is currently Mr. Pinch. This agreement terminates on December 31, 1999. The Company anticipates renegotiating the agreement in early 2000, subject to the approval of the Company's board of directors orits compensation committee.


DESCRIPTION OF SECURITIES

The following is a summary description of the Company's capital stock and of certain provisions of the Company's Articles of Incorporation and Bylaws, each as amended.
This summary is not intended to be complete and is subject to and qualified in its entirety by reference to the Articles and the Bylaws, copies of each of which are filed as exhibits to this Registration Statement on Form 10-SB.

General

The Company's authorized capital consists of 100,000,000 shares of common stock, $.001 par value per share. As of December 28, 1999, the Company had 36,816,116 shares of common stock issued and outstanding, all of which are validly issued, fully paid and nonassessable.

Common Stock

Holders of outstanding shares of common stock are entitled to one vote per share on all matters submitted to a vote of the shareholders. All shares of the common stock have equal voting rights. There are no cumulative voting rights in the election of directors. Holders of a majority of the outstanding shares of common stock constitute a quorum at any meeting of shareholders and the vote by the holders of a majority of the outstanding shares of common stock is required to effect certain fundamental corporate changes, including any liquidation, merger or sale of substantially all of the Company's assets.

Holders of outstanding shares of common stock are entitled to receive dividends, if, as, and when declared by the Board of Directors out of funds legally available therefore. Dividends may be paid in cash, property, or shares of common stock. Upon liquidation of the Company, holders of outstanding shares of common stock are entitled to share ratably in all assets of the Company remaining after payment of liabilities. Holders of outstanding shares of common stock have no preemptive rights or other rights to subscribe for unissued or treasury shares or securities convertible into or exercisable or exchangeable for shares of common stock.

Preferred Stock

The Company has not authorized or issued any preferred stock.

Anti-Takeover Provisions

The Company's Articles of Incorporation and Bylaws do not contain any provision that may delay, defer or prevent a change in control of the Company.

Sections 78.378 through 78.3793 of the Nevada
Revised Statutes contain provisions that govern the acquisition of, and place restrictions on an acquiror's voting rights following acquisitions of, controlling interests in Nevada corporations that have at least 200 shareholders of record with at least 100 that have street addresses in the State of Nevada. These statutory provisions do not apply to the Company.

Director and Officer Liability and Indemnification

The Company's Articles and Bylaws provide that the liability of the Company's directors and officers is limited and that the Company will indemnify its directors, officers and employees to the fullest extent permitted by law. The Company is not obligated to indemnify it directors, officers or employees for any action in which the person was adjudged guilty of willful misfeasance or malfeasance in the performance of his duties. Insofar as indemnification for liability arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to those provisions, or otherwise, the Company has been advised that, in the opinion of the Securities Exchange
Commission, this indemnification is against public policy as expressed in the Securities Act and is unenforceable.

Transfer Agent and Registrar

The transfer agent and registrar for the Company common stock is Manhattan Transfer Registrar Co., whose address is 58 Dorchester Rd., Lake Ronkonkoma,
N.Y. 11779.



PART II

MARKET PRICE OF AND DIVIDENDS ON THE
COMPANY COMMON STOCK AND OTHER
SHAREHOLDER MATTERS

The Company common stock is traded on the OTC
Bulletin Board under the symbol "LDSR." The common stock first began trading on the OTC Bulletin Board on October 2, 1998. The table below sets forth, for the calendar quarters indicated since the date that the common stock began trading, the high and low bid prices for the common stock as reported by the OTC
Bulletin Board. These prices reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.


LandStar, Inc.
Common Stock

				High	Low
1998	First Quarter	--	--
	Second Quarter	--	--
	Third Quarter	--	--
	Fourth Quarter (beginning October 2, 1998)	$1.28	 $0.25

1999	First Quarter	2.00	0.41
	Second Quarter	1.56	0.91
	Third Quarter 	0.42	0.24
	Fourth Quarter (through December 21, 1999)	0.77	  0.23


On December 28, 1999, there were approximately 206 shareholders of record. The Company has not declared dividends on the common stock and does not anticipate paying dividends on the common stock in the foreseeable future.

OTC Trading Market

The common stock is currently traded on the OTC
Bulletin Board under the symbol "LDSR" In the event that the Company does not become a reporting company under the Exchange Act prior to January 20, 2000, the Company common stock will not be eligible for quotation on the OTC Bulletin Board until such time that the Company becomes an Exchange Act reporting company. As of the date of this registration statement, the Company does not qualify and is filing this registration statement for the purpose of satisfying the eligibility criteria. There can be no assurance that the Company common stock will continue to be traded on the OTC BulletinBoard, or that a regular trading market will develop or be sustained after the date of this registration statement. In the event that the Company does not qualify for continued trading on the OTC Bulletin Board after January 20, 2000, an investor may find it more difficult to dispose of, or to obtain accurate quotations as to the market value of, the common stock than if it were listed on the OTC Bulletin Board or any other quotation system.
In the event the common stock fails to continue to be eligible for quotation on the OTC Bulletin Board, the Company expects its common stock would be listed on the National Quotation Bureau's Pink Sheets.

Penny Stock Regulation

For as long as the common stock is traded on a system other than a national securities exchange or The Nasdaq Stock Market quotation system, and the trading price of the common stock is below $5.00 per share, trading in such securities will be subject to the requirements of certain "penny stock" rules promulgated under the Exchange Act. These rules require additional disclosure to investors by broker-dealers in connection with any tradesinvolving a stock defined as a penny stock (generally, any equity security that has a market price of less than $5.00 per share, subject to certain exceptions). Such rules require that, prior to any penny stock transaction, the broker-dealer deliver to the investor a disclosure statement explaining the penny stock market and the associated risks with the market. The rules also impose sales practice requirements onbroker-dealers who sell penny stocks to persons other than to established customers or accredited investors (generally institutions). For these types of transactions, the broker-dealer must make a special suitability determination for the purchaser and have received the purchaser's written consent to the transaction prior to sale. The additional burdens imposed upon broker-dealers by such requirements may discourage broker-dealers from effecting transactions in the Company's securities, which could severely limit the market price and liquidity of such securities and the ability of investors to dispose of any shares of common stock in the secondary market.

Shares Eligible For Future Sale

The Company common stock is currently traded on the OTC Bulletin Board and there is a limited public market for the common stock. Sales of substantial amounts of the common stock in the public market, or the perception that such sales may occur, could adversely affect market price of the common stock from time to time in the public market and could impair the Company's ability to raise additional capital through the sale of its equity securities in the future.

As of December 28, 1999, there were 36,816,116 shares of common stock issued and outstanding, consisting of 32,194,616 restricted shares of common stock, and 4,621,500 shares of common stock that are currently freely tradable without restriction.

The 32,194,616 restricted shares will become freely tradable if subsequently registered under the Securities
Act or to the extent permitted by Rule 144 or some other exemption from registration under the Securities Act. The Company has not granted any registration rights with regard to any shares of common stock. In addition, holders of approximately 23,000,100 restricted shares have entered into voluntary pooling agreements agreeing to certain restrictions on the transfer of their shares for 18 to 24 months following March 31, 1999, the closing of the share exchange agreement between LandStar and Rebound
Rubber Corp.  "Certain Relationships and Related
Transactions."

In general, under Rule 144 as currently in effect, if one year has elapsed since the date of acquisition of restricted shares from the Company or an affiliate of the Company, the holder will be entitled to sell in the public market, during any three month period, a certain amount of shares of common stock. The maximum number of shares of common stock that may be sold during such period will be the greater of 1% of the total number of the then outstanding shares of common stock or the average weekly trading volume of shares of common stock during the four calendar weeks preceding the date on which notice of the sale is filed with the Securities Exchange Commission. Sales under Rule 144 are also subject to certain requirements as to the manner of sale, notice and availability of current public information about the Company. If the holder of the shares has held the common stock for at least two years, the shareholder, other than an affiliate of the Company, will be entitled to sell the restricted shares in the public market under Rule 144(k) without regard to the volume limitations, manner of sale requirements, public information requirements or notice requirements.

Of the restricted shares, approximately 1,000,000 shares are currently eligible for sale pursuant to Rule 144 under the Securities Act (subject to volume limitations), none of which are held by affiliates of the Company. Approximately 23,000,100 restricted shares will become eligible for sale pursuant to Rule 144 (subject to volume limitations and the voluntary pooling agreements) upon the expiration of one-year holding periods beginning on March 31, 2000. The remaining restricted shares will become eligible for sale under Rule 144 (subject to volume limitations) upon the expiration of one-year holding periods beginning in July 2000.


LEGAL PROCEEDINGS

On December 15, 1999, the Company filed a complaint in the Supreme Court of British Columbia
(file no. C996620) against Walter Brandl,
Dr. F. Kui Lim Lu, Peter Lochhead,Pollutec Resources Inc.,
GWN Pyrolytic Corp. and Jan Fikkert. Dr. F. Kui Lim Lu beneficially owns more than five percent of the outstanding common stock of the Company and is a former director of Rebound Rubber Corp., a wholly owned subsidiary of the Company. The complaint alleges breach of contract, intentional interference with business relations and defamation and seeks monetary and injunctive relief.


CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

None.

RECENT SALES OF UNREGISTERED SECURITIES

The Company was incorporated in the State of Nevada on May 4, 1998. On March 31, 1999, pursuant to the terms of a share exchange agreement with Rebound Rubber Corp., substantially all of the shareholders of Rebound Rubber exchanged their shares for shares of Company common stock on a one-for-one basis. As a result of the share exchange, the shareholders of Rebound Rubber acquired a majority of the outstanding shares of the Company and Rebound Rubber became a subsidiary of the Company. For accounting purposes, the share exchange was accounted for as a reverse purchase, with Rebound Rubber as the continuing entity.

The following paragraphs set forth information with respect to all securities of the LandStar since incorporation in May 1998. All of the securities issued and sold, as described below, were sold in reliance on exemptions under the Securities Act and were not registered under the Securities Act.

	The Company was incorporated in May 1998 and issued a total of 1,000,000 shares of its common stock to its two founders, in consideration for their contributions to the business and capital of the Company. The shares were issued in reliance on Section 4(2) under the Securities Act, bearing appropriate restrictive legends, and were issued as follows:


Name			Number of Shares
-----			----------------
Daniel L. Hodges	500,000
Robert J. Paul	500,000
	TOTAL    	1,000,000


	From May 25, 1998 through June 8, 1998,
the Company sold and issued in a private placement to 59 foreign investors an aggregate of 1,600,000 shares of common stock. The private offering was made in reliance on Rule 504 under the Securities Act. The total offering price was $50,000, or a price of $0.03125 per share.
The Company filed a Form D with the Commission on August 13, 1998, relating to the offering.

	On December 28, 1998, the Company entered into a share exchange agreement with Rebound Rubber Corp. and its shareholders. On March 31, 1999, upon consummation of the share exchange, the Company issued an aggregate of 14,500,100 unregistered shares of Company common stock to the shareholders of Rebound Rubber Corp. pursuant to the terms of the share exchange agreement. All of the shareholders who acquired shares of Company common stock in the share exchange were foreign/non-U.S. persons.
The shares were issued in reliance on Regulation S under the Securities Act and the certificates for the shares bear appropriate restrictive legends.

	On December 31, 1998, the Company entered into a purchase agreement with United Trans-Western, Inc. for the acquisition of United Trans-Western's joint venture interest relating to certain rubber recycling technology. On
March 31, 1999, upon closing of the acquisition, the Company issued an aggregate of 8,500,000 unregistered shares of Company common stock (at a deemed price of $.25 per share) and paid $100,000 cash to United Trans-Western, Inc.
The shares were issued in reliance on Regulation S under the Securities Act and the certificates for the shares bear appropriate restrictive legends.

	On March 31, 1999, the Company sold and issued in a private placement to 14 foreign investors an aggregate of 2,018,000 shares of Company common stock. The private offering was made in reliance on Rule 504 under the Securities Act. The total offering price was $497,000, or a price of $0.25 per share. In connection with this private offering, the Company issued an aggregate of 260,000 shares of common stock to certain foreign persons as finders fees for their assistance in the offering. The Company filed a Form D with the Commission on April 6, 1999, relating to the offering. The Company issued the shares as payment of finders' fees as follows:


Name					No. of Shares
------				-------------
Nascan Ventures Ltd.		35,000
Keith McLennon			40,000
Rhapaw Capital Corp.		110,000
Roy G. Biv & Associates		75,000


	On March 31, 1999, the Company sold and issued in a private placement to 3 foreign investors an aggregate of 934,000 units, each unit consisting of one share of common stock and one stock purchase warrant to purchase an additional share of common stock. The total offering price was $233,500, or a price per unit of $0.25.
The stock purchase warrants had a term of two years and were exercisable at a price of $0.25 at any time on or before March 31, 2000, and at a price of $0.50 at any time after March 31, 2000 and before March 31, 2001. The private offering was made in reliance on Rule 504 under the Securities Act. The Company filed a Form D with the Commission on
April 6, 1999, relating to the offering. In September 1999, each of the investors exercised their stock purchase warrants in full and the Company issued an additional 934,000 shares of common stock.

	On July 5, 1999, the Company sold and issued in a private placement to one foreign investor 300,000 shares of common stock for a total offering price of 99,900, or a price per share of $0.333. The private offering was made in reliance on Regulation S under the Securities Act and the certificates for the shares bear appropriate restrictive legends.

	In September 1999, holders certain conversion rights on a Fixed Charge Convertible Debenture dated September 30, 1998 between Rebound Rubber Corp. and Kentucky Financial Inc., exercised their conversion rights. The convertible debenture was originally issued to evidence a $300,000 financing from Kentucky Financial to Rebound Rubber, pursuant to a standby financing agreement dated September 15, 1998. The convertible debenture had a term of one year and was convertible into units (each unit consisting of one share of common stock and one stock purchase warrant to purchase an additional share of common stock) at the following rates: if converted prior to September 30, 1999, a conversion rate of $.10 per share for a maximum of 3,000,000 shares and 3,000,000 warrants with an exercise price of $.10 per share; if converted after September 20, 1999 and prior to September 30, 2001, a conversion rate of $.20 per share for a maximum of 1,500,000 shares and 1,500,000 warrants with an exercise price of $.20 per share; and if converted after September 20, 2001 and prior to September 30, 2003, a conversion rate of $.30 per share for a maximum of 1,000,000 shares and 1,000,000 warrants with an exercise price of $.30 per share.
On September 30, 1999, the holders of the convertible debentures converted the outstanding principal into 3,000,000 shares of Company common stock at a conversion rate of $.10 per share and exercised in full their stock purchase warrants for an additional .3,000,000 shares of Company common stock at an exercise price of $.10 per share. The shares were issued in reliance on Regulation S under of the Securities Act and the certificates for the shares bear appropriate restrictive legends.

	In December 1999, the Company sold and issued in a private placement to four accredited U.S. purchasers an aggregate of 1,440,024 units, each unit consisting of one share of common stock and one warrant to purchase an additional share of common stock, at a purchase price of $.20833 per unit or a total offering price of $300,000. The warrants have a term of one year and are exercisable at a rate of $2.00 per share. The private offering was made in reliance on Regulation 506 under the Securities Act and the Company filed a Form D for the offering in December 1999.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

As permitted by Section 78.037 of the Nevada Revised Statutes, the Company's Articles of Incorporation limit the personal liability of its directors and officers to the Company or its shareholders for damages for breach of fiduciary duty as a director or officer. This provision, however, does not eliminate or limit the liability of any director or officer for and of the following: (a) acts or omissions which involve intentional misconduct, fraud or a knowing violation of the law; or (b) the payment of unlawful distributions or dividends.

The Company's Bylaws also provide that the Company will indemnify its directors, officers and employees to the full extent of the law, except in cases in which the person is adjudged guilty of willful misfeasance or malfeasance in the performance of his duties. In addition, the Bylaws provide that the Company will provide to any person who is or was a director, officer, employee, or agentof the Company
(or is or was serving at the request of the Company as a director, officer, employee, or agent of a corporation, partnership, joint venture, trust or enterprise) indemnification against litigation or settlement expenses, to the extent specifically permissible under applicable law.


FINANCIAL STATEMENTS



Index to the Financial Statements

Independent Auditor's' Report on the
Financial Statements						1

Audited Financial Statements:

Consolidated Balance Sheet as of
September 30, 1999						2

Consolidated Statements of Operations for the
nine months ended September 30, 1999,
year ended December 31, 1998 and for the
period from December 13, 1996
(date of incorporation) to September 30, 1999		3

Consolidated Statements of Shareholders' Equity
for the period from December 13, 1996
(date of incorporation) through September 30, 1999	4

Consolidated Statements of Cash Flows for the nine
months ended September 30, 1999,
year ended December 31, 1998 and for the period
from December 13, 1996
(date of incorporation) to September 30, 1999		5

Notes to Consolidated Financial Statements		6-9


		INDEPENDANT AUDITORS REPORT

Board of Directors
LandStar, Inc.

We have audited the accompanying consolidated balance sheet of LandStar, Inc. (a development stage enterprise) as of September 30, 1999, and the related statements of operations, shareholders' equity and cash flows for the nine-month period ended September 30, 1999, the year ended
December 31, 1998, and the period from incorporation
(December 13, 1996) through September 30, 1999. These financial staements are the responsibility of the Company's management. Our responsibility is to express an opiion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.
An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of LandStar, Inc. (a development stage enterprise) as of September 30, 1999, and the results of its operations and its cash flows for the nine-month period ended September 30, 1999, the year ended December 31, 1998 and the period from incorporation (December 13, 1996) through September
30, 1999, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1, the Company is in the development stage, has incurred significant losses since inception and will require additional amounts of funding to fully implement its business plan. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also describede in Note 1. The accompanying financial statements do not include and adjustments that might result from the outcome of this uncertainty.

Hein + Associates LLP
Dallas, Texas
November 17, 1999

	LANDSTAR, INC.
(A Development Stage Enterprise)

CONSOLIDATED BALANCE SHEET
	30-Sep-99

				ASSETS
				------
CURRENT ASSETS:
	Cash					 	$	 1,724
	Accounts receivable				16,699
	Prepaid expenses and deposits			20,856
								-------
			Total current assets		39,279

PLANT AND EQUIPMENT, net:
	Plant and laboratory equipment		549,096
	Leasehold improvemnets				 81,729
	Office equipment					 15,098
	Less accumulated depreciation		 	(2,000)
								--------
								643,923

INTANGIBLE ASSET- technology rights, net of accumulated
	amortization of $241,080			2,997,002
								---------

			Total Assets		$	3,680,204
								=========
				LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
     	Accounts payable and accrued expenses $	515,836
	Advances from related parties			130,293
								-------
		Total current liabilities		646,129

COMMITMENTS 	(Note 3)
	Common stock, $.001 par value, 100,000,000 shares
	authorized;35,856,100 shares issued and
						outstanding	 35,856

	Additional paid-in capital			6,075,224

	Deficit accumulated in the
	development stage					(3,077,121)
								-----------
		Total shareholders' equity		 3,034,075
								-----------
		Total liabilities and shareholders'
		equity


See accompanying notes to these consolidated financial statements.
					F2

	LANDSTAR, INC.
	(A Development Stage Enterprise)


	CONSOLIDATED STATEMENTS OF OPERATIONS

								    For The
							  	    Period
								    13-Dec-96
			Nine Months				    (Date of
			Ended 30-Sep	Year Ended	    Incorporation)
			1999			31-Dec-1998	    to 30-Sep-99
			------------	------------    -------------
REVENUE		$   -			$   -			$   -

EXPENSES:
Research 	   		29,365		-		   29,365
and development

General 			2,108,639	   382,190		2,790,106
and administrative

Depreciation 		  185,280	    57,800		  243,080
and amortization

Interest, net		    4,370	    10,200		   14,570
				---------	   --------		----------
	Total Expenses	2,327,654	   450,190		3,077,121
				---------	   --------		----------
	NET LOSS		(2,327,654)	   (450,190)	(3,077,121)
				=========================================

NET LOSS PER SHARE
	(Basic and Diluted)	     (0.11)       (0.05)
					=========================

WEIGHTED AVERAGE SHARES
OUTSTANDING				20,497,000		9,643,000
					===========================

See accompanying notes to these consolidated financial statements.
					F3



		LANDSTAR, INC.
	(A Development Stage Enterprise)
	CONSOLIDATED STATEMENTS OF CASHFLOWS

								    For The
							  	    Period
								    13-Dec-96
			Nine Months				    (Date of
			Ended 30-Sep	Year Ended	    Incorporation)
			1999			31-Dec-1998	    to 30-Sep-99
			------------	------------    -------------
OPERATING ACTIVITIES:
Net Loss		$  (2,327,654)	$  (450,190)    $  (3,077,121)

Adjustments to reconcile
net loss to net cash
used in operating activities:

Depreciation 		185,280	      57,800	  243,080
& Amortization

Stock issued 		1,165,000		   -		1,165,000
for Services


Changes in operating assets
and liabilities:

Current assets		(30,916)		(6,639)	 (37,555)
Accounts Payable
and accrued expenses	493,298	    (238,791) 	  515,836
				-------	     --------	  -------
Net cash used in operating
	activities		(514,992)	    (637,820)    (1,190,760)
				---------	    ----------	-----------

INVESTING ACTIVITIES:
Acquisition of
technology rights		(238,750)	    (579,212)     (1,113,082)


Additions to plant and
	equipment		(645,924)		   -		 (645,924)
				---------	     ---------	 ----------
Net cash used in investing
	activities		(884,674)	     (579,212)	(1,759,006)
				---------	     ----------   -----------
FINANCING ACTIVITIES:
Proceeds from
debenture			 284,400		115,600	  400,000

Advances from related
parties	 		126,664		205,505	  662,462

Proceeds (repayment)
of loan	 		(34,000)		 31,169		  -

Proceeds from
issuance of
common stock     		1,024,000		864,960	 1,889,028
			      ----------		--------	 ---------
Net cash provided by
financing activities   1,401,064	    1,217,234	 2,951,490
			     ---------	    ---------	 ---------

INCREASE(DECREASE)IN
CASH	   			1,398		    	  202		    1,724

CASH AND CASH
EQUIVALENTS AT
BEGINNING OF PERIOD	  326		        124			 -
			    ---------	    ----------	  ---------
CASH AND CASH EQUIVALENTS
ATEND OF PERIOD		$  1,724	    $   326	     	   $     -
				=========	    ==========	  ==========
SUPPLEMENTAL INFORMATION-
cash paid during the period
for interest		$  4,370	    $       -       $   4,370
				=========	    ===========	  ==========

NONCASH TRANSACTIONS:
Shares issued to
acquire technology
rights			$2,125,000	    $      -        $2,125,000

Shares issued to retire
	liabilities		   400,000		 532,168	     932,168


See accompanying notes to these consolidated financial statements
						F-5

	LANDSTAR, INC.
	(A Development Stage Enterprise)
	CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
	FOR THE PERIOD FROM DECEMBER 13, 1996
	(DATE OF INCORPORATION) THROUGH SEPTEMBER 30, 1999

								DEFECIT
								ACCUMULATED
						ADDITIONAL	IN THE
		   	COMMON STOCK	PAID-IN	DEVELOPMENT
		     SHARES	  AMOUNT	CAPTIAL	STAGE		TOTAL
		     --------------------------------------------------
Shares issued upon
incorporation at
$.68 per share	 100	    -         $   68	     -	$  68

Net loss for year	  -	    -			-   (299,277)  (299,277)
		       -------------------------------------------------
Balances,Dec.31/97 100	    -		68	    (299,277)  (299,209)

Shares issued to
foundersfor pre-
incorporation and
start-up phase
services forcash at
$.0068 per share in
March, July and
September 1998    7,260,000  7,260	 42,10       -	     49,368

Shares issued in
March1998 for
reduction in
related party
advancesmade during
1997 at $.102
per share	    5,000,000    5,000   505,000     -	     510,000

Shares issued for
cash at$.34 per
share during
April through
June 1998 	    2,464,000    2,464   835,296	  -	     837,760

Net loss for
year		      -    		 -	   -	   (450,190)    (450,190)
		    --------------------------------------------------
Balances,
Dec.31/98	    14,724,100  14,724	 1,382,472	(749,467) 647,729

Shares issued for
cash in February
and March 1999 at
$.25 per share   2,762,000   2,762	  687,738       -	    690,500

Shares issued in
March 1999 to
acquirenet assets
of LandStar	     2,600,000   2,600	  (2,600)	   -		 -

Adjustment for RRC
shareholders not
participating in
reverse acquisition
of LandStar	     (224,000)   (224)	    224	    -		 -

Shares issued in March
1999 to acquire U.S.
Joint Venture
technologyrights at
$.25 per share     8,500,000	8,500	  2,116,500	    -	  2,125,000

Shares issued in
March 1999 as
finder'sfee at $.25
per share		260,000	 260 	    64,740	    -	   65,000

Shares issued in
September 1999 to retire
debenture due related
party at $.067 per
share; valued at total
of $.25 per share	6,000,000	6,000	  1,494,000	    -	 1,500,000

Shares issued in
September 1999 upon
exercise of warrants
for cash at $.25
per share		  934,000	 934	  232,566	  -	  233,500

Shares issued in
September 1999 for
cash at $.333 per
share			  300,000	 300	  99,700	  -	100,000

Net loss for period   -	  -	     -   (2,327,654)  (2,327,654)
	 -------------------------------------------------------
	   35,856,100  $35,856  $6,075,340  $(3,077,121) 3,034,075
	  ========================================================

See accompanying notes to these consolidted financial statements.

	LANDSTAR, INC.
	(A Development Stage Enterprise)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization and Presentation
------------------------------
LandStar, Inc. ("LandStar") was incorporated on May 4, 1998 as aNevada corporation. LandStar was basically inactive until it acquired approximately 98.5% of the common stock of Rebound Rubber Corporation ("RRC") on March 31, 1999. RRC is involved in the development of certain technology rights for the recycling of rubber. In the acquisition of RRC, the shareholders of RRC obtained the controlling interest of the combined entity, and RRC's management became the management of the combined entity.For accounting purposes, the merger is treated as a recaptialization of RRC under the capital structure of LandStar and an acquisition of the net assets of LandStar. Threfore, the historical financial statements included herein are those of RRC, but reflect the legal capital structure of LandStar. RRC, LandStarand a wholly-owned subsidiary, LandStar (Ohio) L.L.C., are referred to collectively as "the Company". The Company has had no revenues from operations and is considered to be in the development stage at September 30, 1999.

Principles of Consolidation
---------------------------
The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompnay accounts and transactions have been eliminated in consolidation.

Foreign Currency Presentation
-----------------------------
RRC maintains its accounts in its functional currency of Canadian dollars. The RRC accounts have been converted into U.S. dollars at the September 30, 1999 exchange rate of $1.00 (Canadian) to $.68 (U.S.) for purposes of preparation of these consolidated financial statements.

Loss per Common Share
---------------------
Basic loss per common share is based upon the weighted average number of common shares outstanding. Diluted loss per share also considers common stock equivalents would be antidilutive.

Plant and Equipment
-------------------
Plant and equipment is recorded at cost, less accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets beginning when the assets are placed in service. At
September 30, 1999, the Company's plant and laboratory equipment were under construction, and depreciation on these assets had not commenced.

Cash Equivalents
----------------
For purposes of reporting cash flows, the Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Income Taxes
------------
The Company accounts for deferred income taxes on the liability method, whereby deferred income taxes are provided for temporary differences bwtween financial statements and income tax reporting amounts. The Company files a Canadian tax return for RRC and U.S. TAX RETURNS FOR
LANDSTAR AND LANDSTAR (OHIO) L.L.C.

	LANDSTAR, INC.
	(A DEVELOPMENT STAGE ENTERPRISE)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Comprehensive Income (Loss)
---------------------------
Comprehensive income is defined as all changes in shareholders' equity, exclusive of transactions with owner, such as capital investments. Comprehensive income or loss includes net income or loss, changes in certain assets and liabilities that are directly in equity such as translation adjustments on investments in foreign subsidiaries, and certain changes minimum pension liabilities. The Company's comprehensive loss was equal to its net loss for all periods presented.

Long-Lived Assets
-----------------
In the event that facts and circumstances indicate that the cost of long-lived assets may be impaired, an evaluation of rcoverability would be performed. If an evaluation is required, the estimated future undiscounted cash flows associated with the asset would be compared to the asset's carrying amount to determine if a write-down to market value or discounted cash flow value is required.

Technology Rights
-----------------
The acquisition costs of the Company's technology rights for the recycling of rubber have been capitalized and are being amortized over ten years.

Continuation as a Going Concern
-------------------------------
The accompanying financial statements and related footnotes have been prepared assuming the Company will continue as a going concern. The Company is in the development stage, has incurred significant losses since inception and will require additional funding to fully implement its business plan. These factors raise substantial doubt about the Company's ability to continue as a going concern.The ability of the Company to continue as a going concern and carry out its business plan is dependent on the Company raising capital and achieving projections of sales reflected in the business plan. The Company intends to raise capital through private placements and through a public offering, but there is no assurance that the Company will be successful in raising any capital by these means.

2. ACQUISITION OF TECHNOLOGY RIGHTS
   --------------------------------
In 1997 and 1998, the Company paid a total of approximately $874,000 to the Guangzhou Research Institute for Reclaimed Resources ("GRI"), a state owned enterprise in the Peoples Republic of China, for the rights to use certain technology for the recycling of rubber. In March 1999, simultaneous with the merger with LandStar described in Note 1, the Company paid $100,000 and issued 8,500,000 shares of common stock to acquire certain rights to the rubber recycling technology, which were held by United Trans-Western, Inc.("UTWI"). Two officers and directors of the Company are also officers and directors of UTWI. In addition, the Company paid certain costs associated with this acquisition of $138,750. The transaction was recorded based on the estimated market value of the stock of $2,125,000 and the cash payments.

	LANDSTAR, INC.
	(A Development Stage Enterprise)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. COMMITMENTS
   -----------
The Company leases office space from an entity affiliated with an officer and director of the Company for $2,875 per month.
The term of the lease is through May 2004. The Company also leases warehouse space used for construction of its pilot plant. The terms of the lease require monthly payments of $4,267 through April 2000. Rental expense was $51,504 and $36,750 respectively for the nine months ended September 30, 1999 and the year ended December 31, 1998.

Future minimum lease payments of September 30, 1999 were as follows:

Year ended September 30
-----------------------
2000						$64,370
2001						 34,500
2002						 34,500
2003						 34,500
2004						 20,125
						--------
						187,995
						--------

4. INCOME TAXES
   ------------
The components of the Company's deferred tax accounts at September 30, 1999 are as follows:

Deferred tax asset-net
operating loss Carryforwards		$1,200,000

Deferred tax liability-development
costs capitalized for tax and
expensed for book				  (135,000)

Deferred tax asset valuation
allowance					(1,065,000)
						-----------
Net deferred tax asset			$   -  -
						-----------


At September 30, 1999, the Company had net operating loss carryovers of approximately $1,900,000 for United
States tax purposes and approximately $860,000 for Canadian tax purposes. If not utilized, the United States net operating loss will expire in 2019; and the Canadian tax loss will expire in 2005 and 2006.

5. RELATED PARTY TRANSACTIONS
   --------------------------
The Company has received funding from Kentucky Financial, Inc. ("KFI")since inception. KFI is a major shareholder of the Company and one of kfi's principals is an officer and director of the company. Amounts advanced by KFI during 1997 of $510,000 were converted to common stock in March 1998, based on a prior understanding, at $.102 per share.
A debenture payable to KFI and other investors of $400,000 for loans made in mid to late 1998, were converted to common stock in September 1999 at $.067 per share. The shares issued in March 1998 were recorded at the conversion price of $.102 per share based on the estimated value of the shares during the period of the advances. The shares issued in

	LANDSTAR, INC.
	(A Development Stage Enterprise)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

the period of the advances; and the amount in excess of the conversion price, which totaled $1,100,000 was recorded as an expense.

At September 30, 1999, the Company had $79,429 of advances due KFI and $50,864 due an entity affiliated with another director of the Company. These advances are non-interest bearingand contain no specific repayment terms.

In March, July and September 1998, the Company issued a total of 7,260,000 shares of common stock, based on prior agreements,at $.0068 per share to founders of the Company, who are currentlydirectors and other affiliated parties.
The shares were issued for services related to the formation and start-up of the Company. The shares were sold at the estimated value of the stock at the time the services were performed.

The Company acquired certain technology rights from UTWI, a related party, as described in Note 2.

PART III



INDEX AND DESCRIPTION OF EXHIBITS

Exhibit Number	Description
--------------	------------
2.1			Articles of Incorporation filed
			May 4, 1998

2.2			Bylaws

3.1			Specimen Common Stock Certificate

6.1			Lease Agreement between Carey Holdings
			Ltd. and
			LandStar, Inc. dated January 1, 2000

6.2			Management Services Agreement between
			Rebound
			Rubber Corp. and Kentucky Financial Inc.
			dated April 1, 1998,
			as amended January 4, 1999

6.3			Management Services Agreement between
			Rebound Rubber
			Corp. and Shina Investments Ltd. dated
			April 1, 1998, as
			amended January 4, 1999

6.4			Agreement on the Transfer of Technological
			Achievements
			between Guangzhou Research Institute for
			Utilization of Reclaimed
			Resources and Rebound Rubber Corp., dated
			March 12, 1997, as
			amended November 28, 1998

6.5			Agreement on the Transfer of Technological
			Achievements between
			Guangzhou Research Institute for Utilization
			of Reclaimed Resources
			and Rebound Rubber Corp., dated March 12, 1997,
			as amended
			November 28, 1998

6.6			Letter of Appointment between Guangzhou
			Research Institute for
			Utilization of Reclaimed Resources and
			Rebound Rubber Corp.,
			dated March 12, 1997

6.7			Share Exchange Agreement between LandStar, Inc.,
			Rebound Rubber
			Corp. and the shareholders named therein, dated
			December 31, 1998

6.8			Voluntary Pooling Agreement between Rebound
			Rubber Corp.,
			Manhattan Transfer & Registrar and the
			shareholders named therein
			dated December 31, 1998

6.9			Purchase Agreement between LandStar, Inc.
			and United Trans-Western,
			Inc. dated December 31, 1998

21.1			Subsidiaries of the Registrant

27.1			Financial Data Schedule



SIGNATURES

In accordance with Section 12 of the Securities Exchange
Act of 1934, the registrant caused this registration statement to be signed on its behalf, thereunto duly authorized.

Dated as of the 30th day of December, 1999

LANDSTAR, INC.



By:	   /s/ D. Elroy Fimrite
D. Elroy Fimrite, President


By:	   /s/ Michael C. Pinch
Michael C. Pinch, Chief Financial Officer

EXHIBIT 21.1

SUBSIDIARIES OF LANDSTAR, INC.



Rebound Rubber Corp.

LandStar (Ohio) L.L.C.



EXHIBIT 27.1

FINANCIAL DATA SCHEDULE

The following schedule contains summary financial information as of September 30, 1999 that has been extracted from the audited financial statements of LandStar, Inc. (the "Company") and is qualified in its entirety by reference to such financial statements.
The Company's financial statements as of September 30, 1999 have been audited by Hein + Associates
LLP, independent auditors.



PERIOD-TYPE				YEAR
---------------		-----------
FISCAL-YEAR-END		Dec-31-1999
PERIOD-START		Jan-01-1999
PERIOD-END			Sept-30-1999
CASH				1,724
SECURITIES			0
RECEIVABLES			16,699
ALLOWANCES			0
INVENTORY			0
CURRENT-ASSETS		39,279
PP&E				643,923
DEPRECIATION		2,000
TOTAL-ASSETS		3,680,204
CURRENT-LIABILITIES	646,129
BONDS				0
PREFERRED-MANDATORY	0
PREFERRED			0
COMMON			35,856
OTHER-SE			6,075,224
TOTAL-LIABILITY-AND-EQUITY	3,680,204
SALES				0
TOTAL-REVENUES		0
CGS				0
TOTAL-COSTS			0
OTHER-EXPENSES		2,327,654
LOSS-PROVISION		0
INTEREST-EXPENSE		4,370
 INCOME-PRETAX		(2,327,654)
INCOME-TAX			0
INCOME-CONTINUING		(2,327,654)
DISCONTINUED		0
EXTRAORDINARY		0
CHANGES			0
NET-INCOME			(2,327,654)
EPS-PRIMARY			(.11)
EPS-DILUTED			(.11)
